Exhibit 99.1

Central GoldTrust responds to misleading statements by Polar Securities &

recommends that Unitholders REJECT the Polar Proposal

April 10, 2015

Central GoldTrust (“GoldTrust”) (symbol: TSX – GTU.UN (C$) and GTU.U (US$); NYSE MKT – GTU (US$)) today responded to the misleading statements made by Polar Securities Inc. (“Polar”) in its press release dated April 9, 2015.

DON’T BE FOOLED – POLAR IS NOT ALIGNED WITH ALL GOLDTRUST UNITHOLDERS

▪	Polar holds its Units in GoldTrust through an offshore hedge fund which is engaged in “closed-end fund arbitrage”, a short-term investment strategy completely at odds with the long-term investment horizon of many of GoldTrust’s Unitholders.

▪	Polar has purchased over 75% of its Units in GoldTrust since the fourth quarter of 2014 and sold or redeemed Sprott Physical Gold Trust (“Sprott Gold”) units around the same time, even though Sprott Gold has a physical redemption provision virtually identical to the one they are demanding that GoldTrust adopt.

▪	Polar’s proposal is a self-serving attempt to facilitate a short-term trade, without any regard for the long-term impact it would have on GoldTrust and its Unitholders.

▪	If their physical redemption proposal is adopted by GoldTrust, Polar is expected to redeem their Units for physical bullion and exit their position. Physical redemption under Polar’s proposal would only be available to less than 1% of Unitholders (those holding more than approximately 11,800 Units), leaving all other GoldTrust Unitholders (approximately 18,000 investors) to deal with the short and long-term negative consequences of Polar’s proposal.

POLAR’S PROPOSAL IS NOT THE ANSWER – AND THE CONSEQUENCES TO GOLDTRUST AND ITS UNITHOLDERS ARE REAL

▪	Polar refers to its proposal as a “proven solution” that will eliminate GoldTrust’s current trading discount to net asset value (“NAV”). In fact, Polar’s proposal can only be proven to eliminate the discount for the less than 1% of Unitholders (including Polar) that could utilize Polar’s proposed physical redemption feature. The remaining 99% of Unitholders are being asked to trust Polar’s opinion while Polar exits its position.

▪	Adopting Polar’s proposal would result in negative tax consequences for certain non-redeeming Unitholders and result in materially higher ongoing costs for ALL Unitholders, which would further erode GoldTrust’s assets over time.

▪	Assuming that Polar is successful and that the current GoldTrust Independent Trustees and administrator were replaced, ongoing annual costs could increase over 50% from current levels, reducing GoldTrust’s net assets and leverage to gold over time.

GOLDTRUST’S CURRENT TRUSTEES ARE INDEPENDENT AND HIGHLY EXPERIENCED – POLAR’S NOMINEES ARE NEITHER

▪	Six of GoldTrust’s seven current Trustees, including all members of the Special Committee formed to evaluate Polar’s proposal, are in fact totally independent of GoldTrust’s administrator and Stefan Spicer, CEO of GoldTrust. By contrast, two of Polar’s five nominees are senior Polar employees and none of their proposed Trustees have any experience as stewards of a publicly-traded passive bullion entity.

▪	GoldTrust’s Independent Trustees are highly qualified and experienced in the capital markets and in the stewarding of publicly-traded passive bullion entities such as GoldTrust. The current Board of Trustees has in excess of 50 years of collective experience in the proven sound stewardship of GoldTrust, and had never faced public criticism or a dissident Unitholder resolution until Polar came along.

▪	Contrary to Polar’s misleading statement, GoldTrust’s Independent Trustees receive modest annual compensation. Trustees are paid US$12,000 annually for their services as Trustees plus reasonable fees for attending board and committee meetings and undertaking certain additional responsibilities. During 2014, no Trustee earned total fees in excess of US$31,000 from GoldTrust.

▪	Polar also makes misleading statements about the compensation earned by GoldTrust’s current administrator and has previously suggested it may seek to replace the administrator – even though GoldTrust’s current administrative fees are over 40% lower than those of comparable bullion based entities.

Bruce Heagle, Chair of the Special Committee of Independent Trustees, added: “GoldTrust’s Trustees recognize that our Units are currently trading at a discount to NAV. We also recognize that they have traded at significant premiums to NAV in past markets of rising bullion prices. While we have no doubt that the adoption of Polar’s proposal would be advantageous to Polar, the Trustees have a fiduciary obligation to represent the best interests of GoldTrust and ALL Unitholders. In that capacity, we do not believe that making costly and potentially punitive structural changes to GoldTrust to facilitate Polar’s exit is in the best interests of GoldTrust and ALL Unitholders. Furthermore we believe that global currency and economic conditions favour the long-term outlook for improving gold prices, which is why we believe our Unitholders invest in GoldTrust.”

The Board recommends that Unitholders REJECT Polar's self-serving proposal and vote FOR the Trustee nominees of GoldTrust.

Bennett Jones LLP is acting as legal counsel to the Special Committee of the Independent Trustees of GoldTrust, and CIBC World Markets Inc. is acting as financial advisor to GoldTrust.

Proxy Voting Instructions

Your vote is important, no matter how many Units you own – If you have not yet voted your WHITE proxy, please do so today by REJECTING Polar's self-serving proposal, voting AGAINST its resolution, DISREGARDING any proxy materials received from Polar and voting FOR the Trustee nominees of GoldTrust. We urge you to vote the WHITE proxy only, as your Trustees recommend. Even if you have already voted using the Polar proxy, you can change your vote by submitting a WHITE GoldTrust proxy now, which will revoke any previously submitted proxy and be counted at the Meeting.

Proxies must be received not later than 11:00 a.m. (Toronto time) on Wednesday, April 29, 2015. Due to the limited time available, we recommend voting by internet, telephone or fax today or not later than 24 hours before the deadline. For ease of voting visit our website www.gold-trust.com or www.goldtrust.ca.

If you require assistance in casting your vote, or require replacement proxy materials, please call GoldTrust’s proxy solicitation agent, D.F. King Canada, toll-free at 1-800-251-7519 or call collect 1-201-806-7301.

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At April 9, 2015, the Units were 99.0% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Forward Looking Statements

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties, including any impact of Polar’s proposal. GoldTrust’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.